Exhibit 99.1

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements as of September 30, 2023, and for the three and nine months ended September 30, 2023, and 2022, included elsewhere in this report. Refer to the Form 20-F filed with the SEC on April 14, 2023, for information related to the year ended December 31, 2022. All amounts presented in this report are shown in thousands of U.S. dollars, except per share data and unless otherwise stated.

Key figures

	September 30, 2023	December 31, 2022
Statement of financial position
Cash and cash equivalents	951,088	973,877
Total assets	4,386,464	3,942,451
Total equity	628,933	133,643
Total liabilities	$(5,015,397)	$(4,076,094)

	For the nine months ended September 30,		For the year ended December 31,
	2023	2022	2022
Statement of loss
Revenue	1,844,447	1,476,746	2,461,896
Cost of sales	(1,823,234)	(1,419,271)	(2,342,453)

Gross profit	$21,213	$57,475	$119,443

Operating expenses	(756,167)	(1,139,056)	(1,405,723)

Operating loss	$(734,954)	$(1,081,581)	$(1,286,280)

Finance income and expense, net	274,134	890,777	837,275
Income tax expense	(7,581)	(12,543)	(16,784)

Net loss	$(468,400)	$(203,347)	$(465,789)

Statement of cash flows
Cash used for operating activities	(1,334,817)	(1,023,425)	(1,083,423)
Cash used for investing activities	(189,414)	(652,778)	(715,973)
Cash provided by financing activities	1,545,349	1,965,753	2,083,029
Key metrics
Class A shares outstanding at period end	467,945,498	467,144,972	467,677,673
Class B shares outstanding at period end	1,642,233,575	1,642,233,575	1,642,233,575
Share price at period end[1]	$2.64	$5.06	$5.31
Net loss per share (basic and diluted)	(0.22)	(0.10)	(0.23)
Equity ratio[2]	(14.34)%	(3.75)%	(3.39)%
Global volumes[3]	41,817	30,424	51,491
Volume of external vehicles without repurchase obligations	37,979	28,204	48,531
Volume of external vehicles with repurchase obligations	2,255	799	1,296
Volume of internal vehicles	1,583	1,421	1,664
Markets[4]	27	27	27
Locations[5]	157	128	158
Service points[6]	1,135	1,033	1,116

1 - Represents PSNY share price at period end while publicly traded.

2 - Calculated as total equity divided by total assets.

3 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c).

4 - Represents the markets in which Polestar operates.

5 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.

6 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

Key factors affecting current and future performance

Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in Item 3.D “Risk Factors” in the Form 20-F filed with the SEC on April 14, 2023 and in the additional risk factors included below. Polestar’s financial position and results of operations depend to a significant extent on the following key factors:

Partnerships with Volvo Cars and Geely

Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale and finance commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing, supply, and financing agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars’ and Geely’s established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow it to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions such as information technology, legal, accounting, finance, and human resources.

Utilizing Volvo Cars’ Taizhou facility in China has allowed Polestar to ramp production of its Polestar 2 with over 100,000 units produced by December 31, 2022, while simultaneously producing limited edition variants utilizing Polestar’s former Chengdu facility. Going forward, Polestar 3 is planned to be produced both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. The Polestar 4 and Polestar 5 are expected to be manufactured at Geely’s Hangzhou Bay and Chongqing (currently under construction) facilities in China, respectively. Polestar also anticipates further manufacturing at a facility in Busan, South Korea. Having access to the global manufacturing footprint of Volvo Cars and Geely has provided and will continue to provide Polestar with flexibility to adjust and optimize its manufacturing plans in response to factors such as particular market demand, relative production cost, changing shipping and logistic expenses and the availability of market-specific tax credit schemes. However, Polestar’s contract manufacturing model does not come with operating leverage that may come with owning production facilities and requires it to accurately forecast the demand for its vehicles. If it fails to do so, it may have overcapacity, which may negatively impact its gross margins, or have inadequate capacity, which may result in delays in shipments or revenues.

During the nine months ended September 30, 2023, Polestar leveraged the 18-month $800,000 term loan credit facility with Volvo Cars that was entered into on November 3, 2022. Polestar drew down $150,000 of borrowings under the credit facility on February 23, 2023, March 29, 2023, April 27, 2023, May 9, 2023 and June 12, 2023. On July 7, 2023, the Group drew down the remaining $50,000 of borrowings under the credit facility.

On November 8, 2023, Polestar entered into an amendment to the credit facility with Volvo Cars, which provides for an additional $200,000 in loan capacity under the credit facility. The maturity date of the credit facility with Volvo Cars was also extended to June 30, 2027. On November 8, 2023, Polestar also entered into a new term loan facility with Geely Sweden Automotive AB, an affiliate of Geely, pursuant to which Geely agreed to provide a term loan credit facility of $250,000 on substantially the same terms as the credit facility with Volvo Cars, including a maturity date of June 30, 2027. Both loans have an optional equity conversion feature.

See “—Liquidity and Capital Resources” below for an additional discussion regarding banking relationships that have been assisted by letters of comfort from Volvo Cars and Geely.

Refer to Note 11 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Premium electric vehicle portfolio

Polestar is developing a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The planned portfolio currently consists of the following models:

•	Polestar 2 - a performance fastback;

•	Polestar 3 - a performance sport utility vehicle;

•	Polestar 4 - a performance sport utility coupe;

•	Polestar 5 - a high performance 4-door grand tourer; and

•	Polestar 6 - a high performance roadster.

The Polestar 2 has received numerous accolades and positive reviews since its launch in 2019. The limited-edition higher specification Polestar 2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric vehicle segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the Polestar 2. Customers’ acceptance and purchase of Polestar’s new models are critical components of Polestar’s future growth and financial performance. Polestar’s marketing efforts may not be successful, and newer vehicle models may not ultimately be adopted or utilized by the consumer, which would negatively impact sales volumes and product pricing.

Innovative automotive technologies and design

Polestar develops electric vehicles and technologies through cutting-edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with a safety heritage rooted in Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5 and PX2 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, Zenseact and Xingji Meizu Group, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. During the nine months ended September 30, 2023, Polestar invested $287,160 in new intellectual property. Refer to Note 6 - Intangible assets and goodwill in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Direct-to-consumer business model

Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar app and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.

Direct-to-business model

In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.

Fleet sales

In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include certain upfront discounts and annual rebates based on the number of vehicles ordered during the year.

Importer markets

Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, Israel, UAE (United Arab Emirates), among others). Polestar’s relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.

Earn-out rights and Class C Shares from the reverse recapitalization

On June 23, 2022, Polestar consummated a capital reorganization via the merger with Gores Guggenheim, Inc. (“GGI”), a special purpose acquisition company. Polestar subsequently began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) on June 24, 2022, under the ticker symbol “PSNY”. As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn-out shares to its existing owners. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and International Financial Reporting Standards (“IFRS”) 9, Financial Instruments, which are carried at fair value with subsequent changes in fair value recognized in the Unaudited Condensed Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) at each reporting date.

As of December 31, 2022 and September 30, 2023, the Class C Shares were valued at $28,000 and $10,000, respectively, resulting in an unrealized gain from the fair-value change of $18,000 during the nine months ended September 30, 2023. As of December 31, 2022 and September 30, 2023, the earn-out rights were valued at $598,570 and $210,018, respectively, resulting in an unrealized gain from the fair value change of $388,552 during the nine months ended September 30, 2023. The fair values of these derivative financial instruments are volatile and influenced by changes in Polestar’s share price, resulting in impacts to Polestar’s net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 1 - Significant accounting policies and judgements and Note 8 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impact of COVID-19, Russo-Ukrainian War, conflict in Israel and the Gaza Strip, and inflation

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts on Polestar. Further, while Polestar does not directly conduct any business with suppliers in Russia or Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War. Israel is a Polestar market and Polestar has some suppliers with operations in Israel. The uncertain impacts on the global economic environment resulting from the most recent escalation in the conflict in Israel and the Gaza Strip may negatively impact Polestar’s business. Refer to Item 3.D “Risk Factors” in the Form 20-F filed with the SEC on April 14, 2023 and below, for information on risks posed by COVID-19, the Russo-Ukrainian War and the conflict in Israel and the Gaza Strip.

Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel have contributed to increased cost of goods sold. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo- Ukrainian War, the conflict in Israel and the Gaza Strip, and inflation on its business.

Additional key factors impacting performance

Polestar’s continued growth depends on numerous factors and trends, including continued sales of the Polestar 2 at anticipated volumes while production of the Polestar 3 and the Polestar 4 ramp-up. This includes the ramp-up of sales in the US market of these models, particularly the Polestar 3, which is, in part, dependent on the successful ramp-up of production at the facility in Charleston, South Carolina operated by Volvo Cars. Polestar’s regional mix of sales, including higher sales in the US market, and its overall product mix, is important to maintain its gross margins. Ramping-up Polestar’s production at other facilities is also an important factor in the success of Polestar’s future vehicle production and delivery. In addition to increasing vehicle volume, Polestar is focused on developing additional revenue streams, such as IP licensing, aftermarket revenue, component sales, and/or used car sales. If Polestar’s vehicle sales and additional revenue streams do not develop as anticipated, Polestar may not have the necessary cash flow to operate its business and repay outstanding indebtedness. Furthermore, Polestar’s gross margins are dependent upon Polestar’s current pricing structure, which is subject to a variety of factors, including certain average selling price assumptions. If Polestar has higher than expected discounting or advertising and promotion costs, its margins in the future may suffer.

Polestar’s gross margins are also dependent upon its ability to manage costs, including costs associated with raw materials and key components of production, and to implement cost savings initiatives. Polestar’s future financial performance also requires Polestar to accurately forecast demand for its vehicles. Inaccurate demand forecasts may lead to Polestar offering deeper discounts or experiencing greater than expected sales volumes of discounted vehicles. As a result of inaccurate forecasts, Polestar could also experience higher than expected production, operating expense, advertising, sales and promotion costs or may be unable to effectively charge such costs to customers in a targeted manner. This could result in vehicles being sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants, and/or failure of Polestar to meet its gross margin and profitability expectations.

A. Results of operations

Polestar conducts its business under one operating segment with commercial operations in North America, Europe, Asia, and various importer markets. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 1 - Significant accounting policies and judgements in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included the Form 20-F filed with the SEC on April 14, 2023 for more information related to segment reporting.

Comparison of the three and nine months ended September 30, 2023, and 2022

The following table summarizes Polestar’s historical Unaudited Condensed Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for the three and nine months ended September 30, 2023, and 2022:

	For the three months ended September 30,		Variance		For the nine months ended September 30,		Variance
	2023	2022	$	%	2023	2022	$	%
Revenue	613,182	435,449	177,733	41	1,844,447	1,476,746	367,701	25
Cost of sales	(609,581)	(431,390)	(178,191)	41	(1,823,234)	(1,419,271)	(403,963)	28

Gross profit	$3,601	$4,059	$(458)	(11)	$21,213	$57,475	$(36,262)	(63)

Selling, general and administrative expense	(236,246)	(178,643)	(57,603)	32	(684,877)	(625,424)	(59,453)	10
Research and development expense	(54,865)	(24,598)	(30,267)	123	(136,176)	(123,353)	(12,823)	10
Other operating income (expense), net	26,305	2,781	23,524	846	64,886	(17,961)	82,847	(461)
Listing expense	—	—	—	N/A	—	(372,318)	372,318	N/A

Operating loss	$(261,205)	$(196,401)	$(64,804)	33	$(734,954)	$(1,081,581)	$346,627	(32)

Finance income	8,997	711	8,286	1,165	21,487	1,485	20,002	1,347
Finance expense	(63,389)	(60,539)	(2,850)	5	(153,904)	(111,966)	(41,938)	37
Fair value change - Earn-out rights	155,557	546,961	(391,404)	(72)	388,552	965,668	(577,116)	(60)
Fair value change - Class C Shares	7,250	14,059	(6,809)	(48)	18,000	35,590	(17,590)	(49)

Income (loss) before income taxes	$(152,790)	$304,791	$(457,581)	(150)	$(460,819)	$(190,804)	$(270,015)	142

Income tax expense	(2,579)	(5,404)	2,825	(52)	(7,581)	(12,543)	4,962	(40)

Net income (loss)	$(155,369)	$299,387	$(454,756)	(152)	$(468,400)	$(203,347)	$(265,053)	130

Revenues

Polestar’s revenue increased by $177,733, or 41%, from $435,449 for the three months ended September 30, 2022 to $613,182 for the three months ended September 30, 2023. Revenue from related parties increased by $16,508, or 95%, from $17,457 for the three months ended September 30, 2022 to $33,965 for the three months ended September 30, 2023.

Polestar’s revenue increased by $367,701, or 25%, from $1,476,746 for the nine months ended September 30, 2022 to $1,844,447 for the nine months ended September 30, 2023. Revenue from related parties increased by $5,708, or 6%, from $101,024 for the nine months ended September 30, 2022 to $106,732 for the nine months ended September 30, 2023.

The following table summarizes the components of revenue and related changes between interim periods:

	For the three months ended September 30,		Variance		For the nine months ended September 30,		Variance
	2023	2022	$	%	2023	2022	$	%
Revenues
Sales of vehicles	594,081	425,299	168,782	40	1,790,704	1,442,116	348,588	24
Sales of software and performance engineered kits	3,456	4,451	(995)	(22)	15,755	15,313	442	3
Sales of carbon credits	709	162	547	338	1,241	1,475	(234)	(16)
Vehicle leasing revenue	4,129	4,559	(430)	(9)	11,622	12,493	(871)	(7)
Other revenue	10,807	978	9,829	1005	25,125	5,349	19,776	370

Total	$613,182	$435,449	$177,733	41	$1,844,447	$1,476,746	$367,701	25

Sales of vehicles increased by $168,782, or 40%, from $425,299 for the three months ended September 30, 2022 to $594,081 for the three months ended September 30, 2023. The increase was driven primarily by price increases to Polestar 2 model year 2023 and model year 2024 vehicles and increased fleet volumes in certain established markets, such as the United Kingdom and Germany. Global volumes delivered increased by 4,733 units during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022. These positive impacts on revenue were partially offset by unfavorable impacts from sales channel mix, powertrain mix, and higher discounts to incentivize sales and increased fleet revenue. Fleet sales represented 59% of vehicle revenues during the three months ended September 30, 2023 as compared to 30% during the three months ended September 30, 2022. Additionally, the lower priced long-range single motor powertrain of the Polestar 2 represented 46% of vehicle revenues during the three months ended September 30, 2023 as compared to 36% of vehicle revenues during the three months ended September 30, 2022.

Sales of vehicles increased by $348,588, or 24%, from $1,442,116 for the nine months ended September 30, 2022 to $1,790,704 for the nine months ended September 30, 2023. The increase was driven primarily by price increases to Polestar 2 model year 2023 and model year 2024 vehicles; increased fleet volumes in the United Kingdom and Germany; and volume development in new markets, Italy, Spain, and Portugal, as global volumes delivered increased by 11,393 units during the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022. These positive impacts on revenue were partially offset by the same unfavorable impacts affecting the three months ended September 30, 2023. Fleet sales represented 65% of vehicle revenues during the nine months ended September 30, 2023 as compared to 33% of vehicle revenues during the nine months ended September 30, 2022. Additionally, the long-range single motor powertrain of the Polestar 2 represented 46% of vehicle revenues during the nine months ended September 30, 2023 as compared to 30% of vehicle revenues during the nine months ended September 30, 2022.

Sales of software and performance engineered kits decreased by $995, or 22%, from $4,451 for the three months ended September 30, 2022, to $3,456 for the three months ended September 30, 2023. The decrease was due to a decline in Volvo Cars’ sales of Polestar’s software and performance engineered kits during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022. Sales of software and performance engineered kits increased by $442, or 3%, from $15,313 for the nine months ended September 30, 2022, to $15,755 for the nine months ended September 30, 2023. The increase is primarily the result of performance software upgrades for the Polestar 2, which were introduced to customers in the United States and Canada in December 2022, and continued sales development of software upgrades for the Polestar 2 in European markets.

Sales of carbon credits increased by $547, from $162 for the three months ended September 30, 2022, to $709 for the three months ended September 30, 2023, but decreased by $234, or 16%, from $1,475 for the nine months ended September 30, 2022, to $1,241 for the nine months ended September 30, 2023. Overall, sales of carbon credits did not represent a notable portion of Polestar’s business during the three and nine months ended September 30, 2023, and 2022.

Vehicle leasing revenue decreased by $430, or 9%, from $4,559 for the three months ended September 30, 2022, to $4,129 for the three months ended September 30, 2023 and decreased by $871, or 7%, from $12,493 for the nine months ended September 30, 2022, to $11,622 for the nine months ended September 30, 2023. Overall, vehicle leasing revenue remained relatively consistent during the three and nine months ended September 30, 2023, and 2022 as sales of vehicles with repurchase obligations continues to represent a small portion of overall sales volumes.

Other revenue increased by $9,829, or 1005%, from $978 for the three months ended September 30, 2022, to $10,807 for the three months ended September 30, 2023. The increase was primarily driven by a sale of intellectual property of $4,340 to a related party, as well as sales-based royalties received from Volvo Cars on sales of parts and accessories and sales of parts and accessories to dealers in the United States and Canada. Other revenue increased by $19,776, or 370%, from $5,349 for the nine months ended September 30, 2022 to $25,125 for the nine months ended September 30, 2023. The increase was similarly due to sales-based royalties and sale of intellectual property. In general, higher revenue on parts and accessories is correlated with higher sales volumes of the Polestar 2.

Cost of sales and gross profit

Cost of sales increased by $178,191, or 41%, from $431,390 for the three months ended September 30, 2022 to $609,581 for the three months ended September 30, 2023. Cost of sales increased by $403,963, or 28%, from $1,419,271 for the nine months ended September 30, 2022 to $1,823,234 for the nine months ended September 30, 2023. These increases were driven primarily by expanded production and commercialization of the Polestar 2 leading to higher contract manufacturing and warranty costs, unfavorable powertrain mix from the long-range single motor powertrain and inventory impairment. This was partially offset by positive impacts from foreign currency effects.

Gross profit decreased by $458, or 11%, from $4,059 for the three months ended September 30, 2022 to $3,601 for the three months ended September 30, 2023. The decrease was primarily driven by an irregular supplier charge related to semiconductors of $4,914, and inventory impairment of $27,620, offset primarily by $35,076 from positive foreign currency impacts on contract manufacturing costs.

Gross profit decreased by $36,262, or 63%, from $57,475 for the nine months ended September 30, 2022 to $21,213 for the nine months ended September 30, 2023. The decrease was primarily due to higher contract manufacturing, warranty, and freight costs of $57,198, irregular supplier charges related to batteries and semiconductors of $22,528, and inventory impairment of $39,415. These unfavorable impacts were offset primarily by $26,755 from price increases established in the second half of 2022, net of higher discounts during the nine months ended September 30, 2023, $43,389 from foreign currency transaction effects on contract manufacturing costs. Overall, the GBP, EUR, and USD have continued to strengthen against the SEK and CNY, resulting in positive impacts to cost of sales and gross profit.

Selling, general, and administrative expense

Selling, general, and administrative expense increased by $57,603, or 32%, from $178,643 for the three months ended September 30, 2022, to $236,246 for the three months ended September 30, 2023. The increase was primarily due to higher advertising, selling, and promotional activities of $46,411 related to media campaigns across European markets during the three months ended September 30, 2023. The Group also incurred higher administrative and selling personnel expenses of $6,583 during the three months ended September 30, 2023, primarily related to costs incurred to meet demands of the growing business.

Selling, general, and administrative expense increased by $59,453, or 10%, from $625,424 for the nine months ended September 30, 2022 to $684,877 for the nine months ended September 30, 2023. The increase was primarily due to higher advertising, selling, and promotional activities of $50,875 primarily related to media campaigns across European markets, Polestar promotional events in the United States and Asia, and marketing productions for the Polestar 3 and 4 during the nine months ended September 30, 2023.

Research and development expense

Research and development expense increased by $30,267, or 123%, from $24,598 for the three months ended September 30, 2022, to $54,865 for the three months ended September 30, 2023. Research and development expense increased by $12,823, or 10%, from $123,353 for the nine months ended September 30, 2022 to $136,176 for the nine months ended September 30, 2023. These increases are driven primarily by an increase in headcount costs for full-time employees combined with derecognition of previously capitalized costs related to a change in electrical architecture for Polestar 5 during the three months ended September 30, 2023. These increases are partially offset by lower amortization of intellectual property related to the Polestar 2 following a revision in the estimated useful life and recognition of sunk costs related to the P10 powertrain, which were incurred in March and June 2022.

Other operating income (expense), net

Other operating income (expense), net increased by $23,524, or 846%, from $2,781 for the three months ended September 30, 2022 to $26,305 for the three months ended September 30, 2023. Other operating income (expense), net increased by $82,847, or 461% from an expense of $17,961 for the nine months ended September 30, 2022, to an income of $64,886 for the nine months ended September 30, 2023. The changes for the three and nine months ended September 30, 2023 were primarily driven by positive foreign exchange effects on working capital and a recognition of a gain on the sale of the Chengdu manufacturing plant of $16,467 during the three months ended September 30, 2023.

Finance income

Finance income increased by $8,286 from $711 for the three months ended September 30, 2022 to $8,997 for the three months ended September 30, 2023. Finance income increased by $20,002, from $1,485 for the nine months ended September 30, 2022, to $21,487 for the nine months ended September 30, 2023. These increases are due to higher interest income on bank account balances and favorable foreign exchange effects during the three months ended September 30, 2023 and nine months ended September 30, 2023.

Finance expense

Finance expense increased by $2,850, or 5%, from $60,539 for the three months ended September 30, 2022, to $63,389 for the three months ended September 30, 2023. Overall, finance expense remained relatively consistent during the three months ended September 30, 2023 and 2022, as an increase in higher interest expenses of $48,876 was offset by positive foreign exchanges gains of $43,609.

Finance expense increased by $41,938, or 37%, from $111,966 for the nine months ended September 30, 2022, to $153,904 for the nine months ended September 30, 2023. The increase was primarily due to higher interest expenses of $85,408 on working capital loans, related party loans, and related party trade payables. The increase in interest expenses was partially offset by positive foreign exchanges gains of $39,842 on financial items consisting primarily of bank accounts, financial liabilities, and intercompany loans for the nine months ended September 30, 2023.

Fair value change - Earn-out rights

The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022. The gain on the fair value change of the earn-out liability decreased by $391,404, or 72%, from $546,961 for the three months ended September 30, 2022 to $155,557 for the three months ended September 30, 2023. The gain on the fair value change of earn-out liability decreased by $577,116, or 60% from $965,668 for the nine months ended September 30, 2022, to $388,552 for the nine months ended September 30, 2023. These decreases were primarily attributable to smaller changes in Polestar’s share price during the three and nine months ended September 30, 2023 as compared to the three and nine months ended September 2022. The share price changed by $3.75 and $6.17 for the three months ended September 30, 2022, and June 23 to September 30, 2022, respectively, while only changing by $1.18 during the three months ended September 30, 2023 and $2.67 during the nine months ended September 30, 2023.

Fair value change - Class C Shares

As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (i.e., Class C Shares) decreased by $6,809, or 48%, from $14,059 for the three months ended September 30, 2022 to $7,250 for the three months ended September 30, 2023. The gain on the fair value change decreased by $17,590, or 49%, from $35,590 for the nine months ended September 30, 2022 to $18,000 for the nine months ended September 30, 2023. These decreases are primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.56 during the three months ended September 30, 2022, and change in the price of the Class C-1 Shares by $1.42 and the estimated value of the Class C-2 Shares by $1.43 between June 23, 2023 to September 30, 2023, while only changing by $0.29 during three months ended September 30, 2023 and $0.72 during the nine months ended September 30, 2023.

Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price, the implied volatility of Class C-1 Shares, and risk-free rate. During the three months ended September 30, 2022 Polestar’s share price decreased by $3.75 from $8.81, the implied volatility increased by 58.5% from 29.5%, and the risk-free rate increased by 1.05% from 2.99% and between June 23 and September 30, 2022, Polestar’s share price decreased by $6.17 from $11.23, the implied volatility increased by 65.5% from 22.5%, and the risk-free rate increased by 0.92% from 3.12%. During the three months ended September 30, 2023, Polestar’s share price decreased by $1.18 from $3.82, the implied volatility increased by 4% from 94%, and the risk-free rate increased by 0.40%. During the nine months ended September 30, 2023, Polestar’s share price decreased by $2.67 from $5.31, the implied volatility increased by 9% from 89%, and the risk-free rate increased by 0.66% from 4.01%.

B. Liquidity and capital resources

Polestar continues to finance its operations primarily through the issuance of equity instruments and various credit facilities, including working capital facilities, term loans with related parties, sale-leaseback arrangements, and extended trade credit with related parties. The principal uses of liquidity and capital are funding operations, repayment of debt, market expansion, and investments in Polestar’s future vehicles and automotive technologies.

Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally and capital expenditures for the Polestar 2, Polestar 3, Polestar 4, and Polestar 5 and does not expect to achieve positive operating and investing cash flows until at least 2025. Managing the company’s liquidity profile and funding needs remains one of Management’s key priorities. Substantial doubt about Polestar’s ability to continue as a going concern persists as the timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

On November 8, 2023, Polestar entered into an amendment to the credit facility with Volvo Cars, which provides for an additional $200,000 in loan capacity under the credit facility. The credit facility with Volvo Cars was also extended to mature on June 30, 2027. On November 8, 2023, Polestar also entered into a new term loan facility with Geely Sweden Automotive Investment AB, an affiliate of Geely, pursuant to which Geely agreed to provide a term loan credit facility of $250,000 on substantially the same terms as the credit facility with Volvo Cars, including a maturity on June 30, 2027. Both loans have an optional equity conversion feature.

After giving effect to $450,000 of available borrowings under the amended credit facility with Volvo Cars and the new credit facility with Geely Sweden Automotive Investment AB, as well as existing financing and liquidity support from Volvo Cars and Geely, Polestar estimates that approximately $1,300,000 in incremental funding will be required to fund its current business plan through the end of fiscal year 2025.

As a result of these cash requirements, Polestar will need to obtain financing through a combination of equity or debt financings, or other means. With the increase in available borrowings under the credit facility with Volvo Cars and entry into the new credit facility with Geely Sweden Automotive Investment AB, Polestar is making progress towards addressing its cash needs. As it explores financing alternatives, Polestar expects the funding will include both additional debt and equity. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact cash retention. There can be no assurance Polestar will be able to obtain additional funds. If Polestar is unable to raise additional funds through equity or debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar’s financial performance and position.

Management has continued to develop Polestar’s short-term working capital financing relationships with European and Chinese banking partners, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt financings.

Comparison of the nine months ended September 30, 2023 and 2022

As of September 30, 2023, Polestar had cash and cash equivalents of $951,088 as compared to $973,877 as of December 31, 2022. Cash and cash equivalents consist of cash in banks and deposits with an original term of three months or less. Polestar did not have any restricted cash as of September 30, 2023 and December 31, 2022. The following table summarizes Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2023, and 2022:

	For the nine months ended September 30,		Variance
	2023	2022	$
Cash used for operating activities	(1,334,817)	(1,023,425)	(311,392)
Cash used for investing activities	(189,414)	(652,778)	463,364
Cash provided by financing activities	1,545,349	1,965,753	(420,404)

Cash used for operating activities

Cash used for operating activities increased by $311,392 from $1,023,425 for the nine months ended September 30, 2022 to $1,334,817 for the nine months ended September 30, 2023. The increase was primarily attributable to negative changes in working capital during the nine months ended September 30, 2023.

Cash used for inventories increased by $61,350 from $311,154 for the nine months ended September 30, 2022 to $372,504 for the nine months ended September 30, 2023. This change was primarily due to the build-up of Polestar 2 inventory in order to meet forecasted demand throughout the remainder of 2023.

Cash used for trade receivables, prepaid expenses, and other assets increased by $69,655 from $43,458 for the nine months ended September 30, 2022 to $113,113 for the nine months ended September 30, 2023. This increase is primarily due to lower collections of value-added tax receivables and accrued interest income in the amounts of $49,957 and $16,686, respectively, during the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022.

Cash used for trade payables, accrued expenses, and other liabilities increased by $245,394 from $60,645 for the nine months ended September 30, 2022 to $306,039 for the nine months ended September 30, 2023. This change was primarily due to higher settlements of trade payables and other current liabilities in the amount of $232,565 to Volvo Cars and Geely related to various services provided to Polestar during the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022.

Cash used for investing activities

Cash used for investing activities decreased by $463,364 from $652,778 for the nine months ended September 30, 2022 to $189,414 for the nine months ended September 30, 2023. The decrease was primarily driven by lower settlements of trade payables with Volvo Cars and Geely for intellectual property related to the Polestar 2, Polestar 3 and Polestar 4, and cash consideration received of $153,586 pertaining to the Group’s sale of its Chengdu manufacturing plant during the nine months ended September 30, 2023.

Cash provided by financing activities

Cash provided by financing activities decreased by $420,404, from $1,965,753 for the nine months ended September 30, 2022 to $1,545,349 for the nine months ended September 30, 2023. The decrease was primarily due to increased reliance on short-term debt financing and higher repayments during the nine months ended September 30, 2023. During the nine months ended September 30, 2022, Polestar had a lower amount of short-term debt financing and repayments, but overall financing cash flows were buoyed by $1,417,973 from the reverse recapitalization via the merger with GGI.

Contractual obligations and commitments

Polestar is a party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale-leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment, and intellectual property. The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of September 30, 2023:

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	After 1 year	After 5 years
Capital commitments	542,038	430,492	99,683	11,863
Credit facilities, including sale-leasebacks	1,966,870	1,966,870	—	—
Lease obligations	121,610	28,588	77,473	15,549

Total	$2,630,518	$2,425,950	$177,156	$27,412

Critical accounting estimates

Polestar did not have any new accounting estimates applied during the nine months ended September 30, 2023 that are critical to the portrayal of its financial condition and results of operations and that require significant, difficult, subjective, or complex judgements. See the Form 20-F filed with the SEC on April 14, 2023, for critical accounting estimates for the year ended December 31, 2022.

Internal control over financial reporting

In connection with the preparation of Polestar’s unaudited financial statements for the quarter ended June 30, 2023, management identified an additional material weakness in Polestar’s internal control over financial reporting related to its current versus non-current liability classification of its liability to repurchase vehicles under its sales of vehicles with repurchase obligation arrangements. See Form F-3 filed with the SEC on October 10, 2023 for more information.

C. Non-GAAP financial measures

Polestar uses both generally accepted accounting principles (i.e., IFRS known as “GAAP”) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide a useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted Operating Loss

Polestar defines adjusted operating loss as an Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.

Adjusted EBITDA

Adjusted EBITDA is calculated as Net income (loss), adjusted for listing expense, fair value change of earn-out rights, fair value change of the Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as Net income (loss), adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of the Class C Shares. This measure represents net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s core business operations.

Free Cash Flow

Free cash flow is calculated as cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted Operating Loss

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Operating loss	(261,205)	(196,401)	(734,954)	(1,081,581)
Listing expense	—	—	—	372,318

Adjusted operating income (loss)	$(261,205)	$(196,401)	$(734,954)	$(709,263)

Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Net loss	(155,369)	299,387	(468,400)	(203,347)
Listing expense	—	—	—	372,318
Fair value change - Earn-out rights	(155,557)	(546,961)	(388,552)	(965,668)
Fair value change - Class C Shares	(7,250)	(14,059)	(18,000)	(35,590)
Interest income	(8,997)	(711)	(21,487)	(1,485)
Interest expenses	59,011	11,824	130,736	46,205
Income tax expense	2,579	5,404	7,581	12,543
Depreciation and amortization	51,345	69,363	101,499	140,063

Adjusted EBITDA	$(214,238)	$(175,753)	$(656,622)	$(634,961)

Adjusted Net Loss

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Net loss	(155,369)	299,387	(468,400)	(203,347)
Listing expense	—	—	—	372,318
Fair value change - Earn-out rights	(155,557)	(546,961)	(388,552)	(965,668)
Fair value change - Class C Shares	(7,250)	(14,059)	(18,000)	(35,590)

Adjusted net income (loss)	$(318,176)	$(261,633)	$(874,952)	$(832,287)

Free Cash Flow

	For the nine months ended September 30,
	2023	2022
Cash used for operating activities	(1,334,817)	(1,023,425)
Additions to property, plant and equipment	(51,699)	(7,452)
Additions to intangible assets	(293,048)	(642,846)

Free cash flow	$(1,679,564)	$(1,673,723)

D. Certain updated risk factors

The following risk factors should be read in conjunction with the risk factors included in Item 3.D “Risk Factors” in the Form 20-F filed with the SEC on April 14, 2023.

Polestar’s future growth and financial performance depends on the production and sale of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure.

Polestar’s ability to meet its expectations of growth and financial performance depends on the production and sales of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure. There are a number of risks inherent in the pursuit of such expectations, and—as discussed below—the occurrence of any combination of which could have a material, adverse effect on Polestar’s business, results of operations and financial condition:

•

risks relating to the production of Polestar’s current and new vehicle models, including potential delays in the production of new vehicle models, Polestar’s reliance on its strategic partners as contract manufacturers and for the provision and development of key components, technology and materials used in Polestar’s vehicles, and the availability and pricing of raw materials and components necessary for the production of Polestar’s vehicles;

•	risks relating to the cost of production of Polestar’s current and future vehicle models and other expenses of the business and Polestar’s ability to manage such costs and expenses;

•	Polestar’s ability to accurately forecast demand for its current and future vehicle models, which may, among other things, negatively impact profit margins; and

•

customer acceptance of Polestar’s current and future vehicle models, which, in addition to directly impacting sales volumes, may impact pricing levels for Polestar’s vehicles and, as a result, profit margins.

As discussed below, if any combination of these risks were to occur, it could have a material and adverse effect on Polestar’s business, results of operations and financial condition.

Polestar (either directly or due to its third-party suppliers and partners) has experienced in the past, and may experience in the future, delays with regard to the development, design, manufacture and commercial release of its current and new models of vehicles. Production delays can be caused by a variety of factors, including increases in the cost of or a sustained interruption in the supply or shortage of materials. Any delays may have a materially negative impact on Polestar’s results of operations and financial condition.

The new Polestar 3 vehicle model launched in late 2022 with production expected to begin in early 2024 and ramp-up during the same year. Production of the new Polestar 4 model has begun and is expected to ramp up into 2024. To the extent that production or production ramp-up of these new vehicle models or of the Polestar 2, which is currently in production, is delayed or reduced, including in the newest production facility in Charleston, South Carolina (which is owned and operated by Polestar’s manufacturing partners) or other future production facilities, Polestar’s revenues, cash flow and reputation would be adversely affected. Furthermore, Polestar relies on its strategic partners and suppliers for the provision and development of many of the key components, technology and materials used in its vehicles. To the extent Polestar’s strategic partners or suppliers experience any delays or capacity constraints in providing Polestar with or developing necessary components, technology and materials, Polestar could experience delays in delivering on its timelines. Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its vehicles, but it may be unable to do so quickly at prices or quality levels that are acceptable to it, or at all.

Customers’ acceptance and purchase of Polestar’s vehicles are critical components of its business. New Polestar models, including the recent Polestar 3 and Polestar 4 models, may not meet market expectations or be well-received by the market due to design, software or other characteristics, which could result in these vehicles penetrating the market at lower than expected rates and could ultimately lead to lower than expected sales volumes. Any negative third-party reviews of new Polestar models could have an adverse effect on consumer perception of these new models. In addition, if the average selling price for new models is below expectations, Polestar may be unable to meet its revenue, cash flow or gross margin expectations. As an SUV, the Polestar 3 is especially critical for the US market given its associated margin opportunity and the demand for SUVs in the US. Polestar has previously experienced lower than expected demand in the US and it could continue to do so. Additionally, Polestar’s sales volumes in the US market could be negatively impacted by delays in the enactment of regulations that incentivize broader market shifts to electric vehicles.

Additionally, if Polestar fails to continue to sell the Polestar 2 at anticipated levels while sales of the Polestar 3 and Polestar 4 ramp-up, Polestar will be unable to meet its revenue and cash flow expectations. Any failure to meet revenue expectations from sales of the Polestar 2, Polestar 3 and Polestar 4 models or other new models could result in Polestar not meeting its gross margin and profitability expectations and could materially damage Polestar’s business, prospects, results of operations and financial condition.

Polestar has previously experienced cost overruns and may experience cost overruns again in the future. Higher than expected cost of goods sold could occur from a variety of factors—including, but not limited to, unexpected increases in prices of raw materials; the pricing/availability of supplies and components (e.g. battery cells); higher than expected warranty claims; higher than expected equipment, freight and energy costs; reliance on third-party partner manufacturing and the imposition of new or increased customs duties, including those that could result from delays in production in the newest facilities that produce Polestar vehicles, located in Charleston, South Carolina and Busan, South Korea, which would require continued exports of vehicles from China. This may result in higher customs duties. Additionally, any increase in Polestar’s or its manufacturing partners’ labor costs as a result of union activity, pay increases to employees or otherwise, could result in increased overall costs to Polestar. Recent success achieved by auto workers unions using strikes may encourage additional labor organization and strikes across our industry, including at Polestar or its manufacturing partners, which could result in increased expenses and impact production. Polestar has also begun certain cost savings initiatives and it may be unable to achieve the planned cost efficiency savings. Any inability to mitigate cost overruns or to achieve anticipated cost savings would negatively impact Polestar’s financial performance.

Polestar’s future financial performance requires Polestar to accurately forecast demand for its vehicles. To the extent Polestar underestimates demand for its vehicles, Polestar’s strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, resulting in the interruption of manufacturing of Polestar’s products and possible delays in shipments and revenues. To the extent Polestar overestimates demand, Polestar may need to offer deeper discounts and experience greater than expected sales volumes of discounted vehicles. For example, Polestar’s competitors have recently cut prices for their models in order to address supply relative to weakening demand for electric vehicles, and Polestar may be forced to do the same in order to remain competitive. If demand for electric vehicles continues to worsen, or remains weak for a sustained period of time, the electric vehicle industry, and Polestar’s financial performance specifically, could be materially and adversely affected. Polestar may also experience higher than expected advertising, sales and promotion costs or may be unable to effectively charge such costs to its customers, which could have negative effects on Polestar’s financial performance. An inaccurate forecast in demand for its products may also result in a negative shift in its product mix (e.g., vehicles sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants). Furthermore, Polestar may experience shifts in its sales channel mix, including, but not limited to, a higher number of lower-margin fleet sales than planned. It may also experience a shift in Polestar’s regional sales mix, especially lower than expected sales in the United States, which Polestar is currently experiencing. It may also need to write-down the value of its inventory. If Polestar experiences fluctuations in the demand for its products that is not accurately forecasted, it may experience one or more of the impacts outlined above and its results of operations and financial condition may be negatively affected. Lower gross margin, in conjunction with higher than expected expenses (including, but not limited to, selling, general and administrative expenses and research and development expenses), among other factors, could ultimately lead to lower operating margin, cash flow and profitability as well.

Polestar’s future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations.

If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar’s business, results of operation and financial condition. Polestar has in the past and expects to continue to accumulate a cash flow deficit until at least 2025. After giving effect to the $200,000 increase in available borrowings under the credit facility with Volvo Cars and entry into the new $250,000 credit facility with Geely Sweden Automotive Investment AB and existing financing and liquidity support from Geely Holding and Volvo Cars, Polestar estimates that approximately $1,300,000 in incremental external funding will be required to fund its current business plan through the end of fiscal year 2025. As a result of these cash requirements, Polestar will need to obtain additional financing and intends to do so through a combination of equity and debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact cash retention. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles, as well as related research and development and commercialization efforts, and may not be able to fund continuing operations, all of which could have a material adverse effect on Polestar’s business, results of operations and financial condition. There can be no assurance that Polestar will be able to raise the additional funding it expects to need or on commercially attractive terms, or at all.

Polestar’s future growth and financial performance envisions Polestar introducing and growing additional revenue streams, including those relating to used car sales, aftermarket sales/services, technology licensing and revenue from financing. For example, Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). If Polestar fails to realize revenue from these possible additions to its business or fails to realize such revenue at the expected levels, its cash flows and profitability may be negatively impacted.

Although it has taken initiatives to reduce its expenditures and optimize its supply chain and cost structure and increase its cash flow, these initiatives are dependent on certain assumptions, which are described in Polestar’s other risk factors, including: Polestar’s future growth and financial performance depend on its ability to generate expected revenues from its current and new vehicle models on a specific timeline and within a specific cost and pricing structure” and “The success of Polestar’s business and its future financial performance are dependent on a variety of factors, including the efficiency, cost-cutting and strategic initiatives Polestar is implementing. Cost-cutting and efficiency initiatives are complex and difficult, and additional steps may be necessary, possibly on short notice and at significant cost.” If Polestar fails to optimize its supply chain and cost structure, its cash flows and profitability may be negatively impacted.

If Polestar’s product development or commercialization is delayed, its cash flow generation may also be delayed and its costs and expenses may be significantly higher than it currently expects. Because Polestar will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, Polestar expects its losses in future periods may be significant. There is no assurance that the business will generate positive cash flow in the future.

Polestar could also experience adverse effects from making incorrect assumptions about important cash flow items. Such adverse effects could include, but are not limited to, the following: (i) a need for additional working capital due to, among other reasons, higher than expected inventory days and a lack of availability of trade finance facilities; (ii) higher than expected capital expenditures related to new vehicle development; (iii) unexpected decreases in cash flow from financing activities, which could be the result of, among other factors, an inability to roll one or more of the working capital facilities with Chinese banking partners in 2024 or 2025; (iv) an inability to refinance its existing indebtedness; or (v) an inability to raise additional financing in 2024, which would ultimately result in continued use of the China-based working capital facilities for longer than expected and until they can be gradually refinanced, and such facilities may not be available on commercially reasonable terms, or at all.

The deficits that Polestar has incurred, and may continue to incur in the future, fluctuate significantly from period to period; thus, even if Polestar achieves positive cash flow from its operations, it may not be able to sustain or increase such positive cash flow on a quarterly or annual basis. If Polestar is unable to generate positive cash flow from operations and raise the necessary capital to fund its business plans and service its debt obligations, Polestar may not have sufficient resources to conduct its business as projected and may have to discontinue or delay the research and development, production and sale of its vehicles or reduce its operating expenses, each of which could result in a material, adverse effect on Polestar’s business, results of operations and financial condition.

Additionally, Polestar’s international operations require cash to be held in various subsidiaries to meet minimum equity requirements. Notably, in Sweden, the board of directors of Polestar Performance AB (PPAB), Polestar’s main group operating company, is required to immediately prepare and cause the company’s auditors to review a balance sheet for liquidation purposes if there are reasons to believe that the company’s shareholders’ equity is less than one-half of the registered share capital. PPAB’s equity level is constantly monitored, and it periodically requires equity injections from Polestar Automotive Holding UK Plc. There is a risk that Polestar’s asset light business model in combination with applicable minimum equity requirements requires more cash to be deployed than otherwise would be the case and that cash will be allocated in a manner that is not optimal for the business operations. Additionally, once cash has been contributed as equity, the cash is trapped insofar that is cannot be freely transferred back to the group company contributing the funds. If cash is trapped in parts of the Polestar group and cannot be used for the group’s operations or be freely repatriated, or there is simply insufficient cash to meet the applicable minimum equity requirement, it may harm Polestar’s operations and financial condition.

Polestar’s reliance on strategic partners and on key suppliers for manufacturing its vehicles could result in excess capacity or insufficient capacity to meet demand for its vehicles or manufacturing delays.

Polestar depends on strategic partners and key suppliers for manufacturing its vehicles. Polestar employs an asset-light business model that utilizes contract manufacturing and supply arrangements primarily with Volvo Cars and Geely. Polestar believes this business model requires significantly less capital to produce vehicles and generate revenue compared to traditional manufacturers or other electric vehicle companies. However, if Polestar overestimates its requirements, its strategic partners or suppliers may have excess manufacturing capacity and/or inventory, which would indirectly increase Polestar’s costs as Polestar may pay for production capacities that reserved but will not be able to use, negatively impacting its gross margins and potentially affecting when Polestar will become profitable. Underestimation of such requirements could have a similarly material, adverse effect. Polestar also depends on its strategic partners to ensure that new production facilities are operational in the expected timeframe and with the expected capacity. If Polestar underestimates its production requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Polestar’s suppliers order may vary significantly and could depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Polestar fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed. If Polestar’s partners are unable to deliver necessary components of Polestar’s products on schedule or at quality levels and volumes acceptable to Polestar, or if Volvo Cars and Geely experience manufacturing delays beyond Polestar’s control, the production of Polestar’s vehicles could be delayed. The underestimation of manufacturing requirements or failure to timely deliver vehicles would harm Polestar’s brand, business, prospects, results of operations and financial condition.

The success of Polestar’s business and its future financial performance are dependent on a variety of factors, including the efficiency, cost-cutting and strategic initiatives Polestar is implementing. Cost-cutting and efficiency initiatives are complex and difficult, and additional steps may be necessary, possibly on short notice and at significant cost.

Polestar is engaged in a variety of cost-cutting activities and strategic efficiency initiatives. Its objective is to reduce costs and improve operational efficiencies, realize productivity gains, distribution and logistical efficiencies and overhead reductions. In addition, Polestar expects to continue to restructure its operations as necessary to improve operational efficiency, including occasionally opening or closing offices, facilities or plants. The successful execution of cost-cutting initiatives will involve sourcing, logistics, technology and employment arrangements. Because these initiatives can be complex, there may be difficulties or delays in the implementation of any such initiatives and they may not be immediately effective, resulting in an adverse material impact on Polestar’s financial performance. It will also involve working with suppliers and partners to identify and generate efficiency who may be unwilling or unable to implement any initiatives. Gaining additional efficiencies may be difficult and will likely become increasingly difficult over time as Polestar’s asset-light business model limits opportunities to realize operational efficiencies. In addition, there is a risk that inflation and increased competition may reduce the efficiencies now available. Therefore, there can be no assurances that the efficiency and cost-cutting initiatives will be completed as planned or achieve the desired results. There may also be one-time and other costs and negative impacts relating to restructurings and anticipated cost savings, and Polestar’s strategies may not be implemented or may fail to achieve desired results.

If Polestar is unable to generate anticipated cost savings, successfully implement its strategies or optimize its supply chain, it may not realize all anticipated operational and efficiency benefits and cost savings, which could adversely affect its business and long-term strategies. It could also require Polestar to use more of its cash and to seek new or additional financing sooner than expected or at an undesirable cost. These goals and strategies may not be implemented or may fail to achieve the desired results if we are unable to manage Polestar’s costs effectively. Profitability and cash flow could also suffer, which could also adversely affect Polestar’s business, financial condition and results of operations.

Polestar may be unable to adequately control or predict the substantial costs associated with its operations.

Polestar has incurred and expects to continue to incur significant costs and expenses in its operations and growth of its business, including those related to developing and manufacturing its vehicles, marketing and building its brand, raw material procurement costs and general and administrative costs. Polestar has made and expects to continue to make significant investments to design, research and develop, produce and market new vehicle models. Such investments can negatively affect Polestar’s profitability. Additionally, the revenues from new models may not be sufficient to recoup the costs and investments associated with their development and may impact Polestar’s ability to generate future cash flow.

If Polestar does not enter into longer-term supplier agreements with guaranteed pricing for its parts or components, it may be exposed to fluctuations in prices of components, materials, labor and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for raw materials including lithium, cobalt and nickel for batteries, components, labor and equipment, whether due to supply chain or logistics issues or due to inflation or other economic conditions, would increase Polestar’s operating costs and could reduce its margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of Polestar’s vehicles in response to increased costs could be viewed negatively by its customers or potential customers and could adversely affect Polestar’s business, prospects, financial condition or results of operations. Additionally, Polestar has certain minimum purchasing commitments to its manufacturing partners and suppliers. If Polestar is unable to meet these commitments, then Polestar’s manufacturing partners and suppliers may attempt to pass the costs associated with such commitments to Polestar.

In the event that these expenses are significantly higher than Polestar anticipates, Polestar could be required to seek additional financing earlier than it expects. If Polestar is unable to cost-efficiently develop, design, manufacture, market, sell, distribute and service its vehicles, its margins, profitability and prospects would be materially and adversely affected.

Polestar’s success depends on the success of its current and future partnerships, which could be adversely affected by its lack of sole decision-making authority and the actions of its co-owners or partners.

Polestar recently entered into a joint venture agreement with the technology company Xingji Meizu Group (“Xingji Meizu”), a related party, and may enter into other joint ventures or other strategic partnerships in the future. The joint venture is expected to strengthen Polestar’s position and offering in the Chinese electric vehicle market by bringing together Polestar’s capabilities within design and performance with the software and consumer electronics hardware development expertise of Xingji Meizu. The joint venture intends to develop Xingji Meizu’s existing technology platform, Flyme Auto, into an operating system for Polestar cars sold in China, including in-car apps, streaming services, and intelligent vehicle software as well as mobile and augmented reality devices and customer apps. Polestar owns 49% of the joint venture company equity, with the remaining 51% owned by Xingji Meizu. The success of Polestar’s joint venture with Xingji Meizu, including its ability to meet sales expectations in China, is critical to Polestar’s overall performance; if the joint venture does not perform as expected, Polestar’s ability to ramp up its business and sales in China could be detrimentally affected. There is no assurance that this joint venture will be successful. Customers may not purchase vehicles from the joint venture, and the margins on the vehicles sold in China will be lower than that in other markets. Additionally, the technology intended to be developed by the joint venture may not be successful or may not ultimately be adopted or utilized by the end consumer. It may take longer to develop and may cost more to develop than anticipated.

Additionally, there is no assurance that the joint venture will be able to maintain, identify or secure suitable business relationships in the future or that these relationships will be successful.

In its joint venture with Xingji Meizu and other arrangements, Polestar shares ownership and management of a company with one or more parties who may not have the same goals and priorities as Polestar and may compete with Polestar outside the joint venture. Joint ventures are intended to be operated for the benefit of all co-owners, rather than for Polestar’s exclusive benefit. If a co-owner changes, relationships deteriorate or strategic objectives diverge, Polestar’s success in the joint venture may be materially adversely affected. Further, some of the benefits from a joint venture are shared among the co-owners, so Polestar may not receive all of the benefits of a successful joint venture.

In addition, because Polestar shares ownership and management with one or more parties, Polestar may have limited control over the actions of a joint venture, particularly when it owns a minority interest, as in the joint venture with Xingji Meizu. To the extent another party makes decisions that negatively impact the joint venture or internal control issues arise within the joint venture, Polestar may have to take responsive actions, or Polestar may be subject to penalties, fines, financial and legal liabilities or other punitive actions for these activities. The value of the joint venture may also be materially negatively impacted.

If Polestar’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar’s results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Polestar bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Polestar’s consolidated financial statements include those related to revenue recognition, inventory valuation, income taxes, impairment of long-lived assets, share-based compensation, operating leases and fair value of financial instruments requiring the use of level 2 or level 3 inputs. If these assumptions change or if actual circumstances differ from those in these assumptions, Polestar’s results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of Polestar’s ordinary shares.

Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, prospects, results of operations and financial condition.

Polestar has operations and subsidiaries in Europe, North America and Asia that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of its growth strategy, Polestar intends to expand its sales, maintenance and repair services and manufacturing activities to new countries in the coming years. However, Polestar has limited experience in manufacturing, selling or servicing its vehicles, and such expansion would require it to make significant expenditures, including the hiring of local employees, in advance of generating any revenue.

Polestar is subject to a number of risks associated with international business activities that may increase its costs; impact its ability to sell, service and manufacture its vehicles; and require significant management attention.

These risks include:

•	conforming Polestar’s vehicles to various international regulatory requirements of jurisdictions where its vehicles are sold or homologated;

•	establishing localized supply chains and managing international supply chain and logistics costs;

•	difficulty in staffing and managing foreign operations;

•	difficulties attracting customers in new jurisdictions;

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difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;

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taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that Polestar may not be able to offset against taxes imposed upon it by another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction;

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fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Polestar undertakes and changes in value of certain currencies relative to other currencies, including shifts in the Chinese Yuan, U.S. Dollar and Swedish Krona;

•	United States, European Union and other and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

•	political instability, natural disasters, climate change, environmental conditions, pandemics, war or events of terrorism; and

•	the strength of international economies.

For example, many of Polestar’s vehicles are manufactured in China. The European Union has recently announced that they are investigating whether battery electric vehicle manufacturers in China receive or benefit from state subsidies in China. This investigation may result in higher import tariffs on Polestar’s vehicles. Additionally, the newest Polestar manufacturing facilities in Charleston, South Carolina and Busan, South Korea (which are owned and operated by Polestar’s manufacturing partners) as well as any potential future facilities, are anticipated to reduce the risk of higher import or custom duties in the US. If these manufacturing facilities do not ramp up as expected, Polestar will rely more heavily on imported inventory from China and its vehicles may be subject to higher tariffs.

In addition to the above risks, Polestar may be impacted by the upcoming enactment of Sweden’s new foreign direct investment (“FDI”) regime. The reintroduction of this FDI regime will go into effect on December 1, 2023 and includes, among other items, a mandatory filing obligation for investors of, and a required authorization for implementation of investments in, companies that are located in Sweden and that are engaged in certain sensitive industries, sectors, and activities. Due to the novelty of the regime and the evolving nature of FDI-related matters, Polestar cannot definitively state that it will not be directly or indirectly impacted by the new Swedish FDI regime. If Polestar is ultimately directly or indirectly impacted by Sweden’s new FDI regime, it may negatively affect Polestar’s ability to attract foreign investments and thus cause a materially negative impact on its business.

The ongoing conflicts between Russia and Ukraine and in Israel and the Gaza Strip have, and are likely to continue to, generate uncertain geopolitical conditions, including sanctions, economic boycotts, and divestment initiatives that could adversely affect Polestar’s business prospects and results of operations.

Russia and Ukraine are not Polestar markets, and there are no plans to launch in either market in the near future. However, Israel is a Polestar market and Polestar has some suppliers with operations in Israel. The uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine and the recent escalation in the conflict between Hamas and Israel may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Polestar has suppliers in Israel, including Mobileye and StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers’ buying patterns or may adversely impact operations of Polestar’s suppliers. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, Polestar’s operations and could create or exacerbate risks facing Polestar’s business.

Polestar vehicles are manufactured at facilities owned and operated by Volvo Cars. While Polestar understands that Volvo Cars does not have any “Tier 1” suppliers from Russia, car production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on Polestar’s business and results of operations and financial condition.

In the event geopolitical tensions deteriorate further or fail to abate, additional governmental sanctions may be enacted that could adversely impact the global economy, banking and monetary systems, markets, and the operations of Polestar and its suppliers.

If Polestar fails to successfully address these risks, its business, prospects, results of operations and financial condition could be materially harmed.

E. Forward-looking statements

Certain statements in this management’s discussion and analysis may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (65) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (20) Polestar’s ability to forecast demand for its vehicles; (21) Polestar’s ability to raise additional funding; (22) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this management’s discussion and analysis should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.